UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K
_____

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **April 26, 2005**

VTEX ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950	
Houston, Texas	**77074**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01 Other Events.

On April 26, 2005 VTEX Energy, Inc. reached an agreement with its primary senior, secured lender, Old Jersey Oil Ventures, Inc., to consolidate and restructure in excess of $3 million in debt. This agreement will consolidate into a single secured facility, debt currently classified as a line of credit from a related party ($1.8 million), a production payment from a related party ($0.9 million) and a portion of advances from related parties and accrued interest ($0.9 million). This new facility will accrue interest for the first six months, with interest only payable over the next year. Thereafter, interest and principal will be amortized over the following four years.

Item 9.01 Financial Statements and Exhibits.

The following documents are filed as exhibits to this report:

Exhibit 10.1: Letter of Agreement between VTEX Energy, Inc. and Old Jersey Oil Ventures, LLC, executed April 26, 2005

Exhibit 99.1: Press release announcing agreement between VTEX Energy, Inc. and Old Jersey Oil Ventures, LLC.

<center>**SIGNATURE**</center>

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>VTEX ENERGY, INC.</center>

Date: May 3, 2005   By: /s/ Randal B. McDonald, Jr.
                                                                  Randal B. McDonald, Jr.
                                                                  Chief Financial Officer

Exhibit 10.1

April 26, 2005

Mr. Eugene A. Noser, Jr.
Old Jersey Oil Ventures, LLC
8 Sunset Drive
Chatham, New Jersey, 07928

Dear Gene:

This letter will evidence our agreement to restructure the indebtedness of VTEX Energy, Inc. (VTEX) to Old Jersey Oil Ventures, LLC ("OJOV"). Currently, VTEX is indebted to OJOV pursuant to a Credit Agreement, a production payment and unsecured advances as well as accrued interest. It is our intent effective April 30, 2005 that all indebtedness of VTEX shall be restructured, placed under the Credit Agreement and secured by the collateral currently pledged pursuant to the Credit Agreement. The Credit Agreement shall be restructured to require accrual of interest for six months, payment of interest only for one year and repayment of principal and interest over the next four years. We both agree to execute appropriate documentation to implement this agreement.

If this is your understanding of our agreement, please execute in the space provided.

Thank you for your continued support.

Very truly yours,
VTEX ENERGY, INC.   OLD JERSEY OIL VENTURES, LLC

Stephen Noser   Eugene A. Noser, Jr.
President   President

Exhibit 99.1

<u>FOR IMMEDIATE RELEASE</u>

VTEX ANNOUNCES RESTUCTURING OF OVER $3 MILLION IN DEBT

HOUSTON - May 3, 2005 - VTEX Energy, Inc. (OTC Bulletin Board: VXEN) announced it reached agreement with its primary senior, secured lender, Old Jersey Oil Ventures, Inc., to consolidate and restructure in excess of $3 million in debt. This agreement will consolidate into a single secured facility, debt currently classified as a line of credit from a related party ($1.8 million), a production payment from a related party ($0.9 million) and a portion of advances from related parties and accrued interest ($0.9 million). This new facility will accrue interest for the first six months, with interest only payable over the next year. Thereafter, interest and principal will be amortized over the following four years.

"The effect of this agreement is to move $3.6 million of our short term debt and accrued interest to long term debt," said Stephen Noser, President of VTEX. "It is a major step forward in our efforts to improve the Company's financial condition."

VTEX Energy, Inc. is a Houston based, independent energy company, engaged in the acquisition, development and production of oil and natural gas reserves. The Company currently has two properties, Bateman Lake Field located in St. Mary's Parish, Louisiana, and Mustang Island Field located offshore Kleberg County, Texas.

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. The information in this news release includes certain forward-looking statements that are based upon assumptions that in the future may prove not to have been accurate and are subject to significant risks and uncertainties, including statements as to the future performance of the company. Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations or any of its forward-looking statements will prove to be correct. Factors that could cause results to differ include, but are not limited to, successful performance of internal plans, product development acceptance, and the impact of competitive services and pricing and general economic risks and uncertainties.

For more information contact investor relations: VTEX Energy, Inc. at 713-773-3284.